FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 2 August, 2023

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Half-year report 2023 – Interim management report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 August 2023

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this half-year report to “the Company” are exclusively to Tenaris S.A., a Luxembourg société anonyme.

•	References in this half-year report to “Tenaris”, “we”, “us” or “our” are to Tenaris S.A. and its consolidated subsidiaries.

•	References in this half-year report to “San Faustin” are to San Faustin S.A., a Luxembourg société anonyme and the Company’s controlling shareholder.

•	“shares” refers to ordinary shares, par value $1.00, of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two shares each.

•	“OCTG” refers to oil country tubular goods.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

•	“BRL” refers to the Brazilian real.

•	“EUR” refers to the Euro.

PURPOSE

This half-year report for the six-month period ended June 30, 2023, has been prepared in compliance with Article 4 of the Luxembourg Transparency Law of 11 January 2008 (as amended), and should be read in conjunction with the annual report for the year ended December 31, 2022 (including the financial statements contained therein) and the unaudited consolidated condensed interim financial statements included in this half-year report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union (“EU”). Additionally, this half-year report includes certain non-IFRS alternative performance measures such as EBITDA, Net cash/debt position and Free Cash Flow. See Exhibit I for more details on these alternative performance measures.

We publish consolidated financial statements expressed in U.S. dollars. The unaudited consolidated condensed interim financial statements included in this half-year report have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the IASB and as adopted by the EU. These unaudited consolidated condensed interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022, which have been prepared in accordance with IFRS. See note 2 “Accounting Policies and Basis of Presentation” to our unaudited consolidated condensed interim financial statements included in this half-year report.

The unaudited consolidated condensed interim financial statements included in this half-year report have been reviewed by PricewaterhouseCoopers Société Coopérative, Cabinet de révision agréé, for purposes of complying with the requirements of the jurisdictions where the Company’s securities are traded.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Rounding

Certain monetary amounts, percentages and other figures included in this half-year report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Our Internet Website is Not Part of this Half-Year Report

We maintain an Internet website at www.tenaris.com. Information contained in or otherwise accessible through our Internet website is not a part of this half-year report. All references in this half-year report to this Internet site are inactive textual references to these URLs, or “uniform resource locators” and are for informational reference only. We assume no responsibility for the information contained on our Internet website.

This version of the half-year report is the only authoritative version and is available on the Luxembourg Stock Exchange website: https://my.luxse.com/FIRST

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This half-year report and any other oral or written statements made by us to the public may contain “forward-looking statements” under applicable securities laws. Forward-looking statements are based on management’s current views and assumptions and are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. Forward-looking statements involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

We use words and terms such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. This half-year report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Tenaris’s future financial condition and performance.

Sections of this half-year report that by their nature contain forward-looking statements include, but are not limited to, “Principal Risks and Uncertainties” and “Business Overview”. In addition to the risks related to our business discussed under “Principal Risks and Uncertainties”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include but are not limited to:

•	our ability to implement our business strategy and to adapt it adequately to the energy transition or to grow through acquisitions, joint ventures and other investments;

•	our ability to price our products and services in accordance with our strategy;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide;

•	the competitive environment in our business and our industry;

•	the impact of climate change legislations, including increasing regulatory requirements and extensive technology and market changes aimed at transitioning to a lower-carbon economy and reducing greenhouse gas (“GHG”) emissions;

•	the physical risks resulting from climate change, including natural disasters, increased severity of extreme weather events, chronic climate changes and long-term shifts in weather patterns;

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy;

•	our ability to adjust fixed and semi-fixed costs to fluctuations in product demand;

•	the impact of the world’s economy on the energy sector in general, or our business and operations;

•	general macroeconomic changes, including high inflation rates and central banks’ measures to address inflation, as well as, international conflicts, public health epidemics (such as the COVID-19 pandemic) and other political, social, or economic conditions and developments in the countries in which we operate or distribute pipes, including developments in connection with the Russia-Ukraine armed conflict; and

•	changes to applicable laws and regulations, including the imposition of tariffs or quotas or other trade barriers.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses or other occurrences or developments that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise

Half-year report 2023 - Interim management report

TABLE OF CONTENTS

INTERIM MANAGEMENT REPORT	4
Company Overview	4
Principal Risks and Uncertainties	5
Outstanding Legal Proceedings	10
Business Overview	11
Other significant events of the period	16
Related Party Transactions	18
MANAGEMENT CERTIFICATION	19
FINANCIAL INFORMATION	20
Consolidated Condensed Interim Financial Statement	20
EXHIBIT I – ALTERNATIVE PERFORMANCE MEASURES	50

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INTERIM MANAGEMENT REPORT

Company Overview

Tenaris is a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry and other industrial applications. Our customers include most of the world’s leading oil & gas companies, and we operate an integrated network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, the Middle East, Asia and Africa.

Although our operations are focused on serving the oil & gas industry, we also supply pipes and tubular components for non-energy applications. We develop and supply products and services for low-carbon energy applications such as geothermal wells, waste-to-energy (bio-energy) power plants, hydrogen storage and transportation, and carbon capture and storage.

Through an integrated global network of R&D, manufacturing, and service facilities, and a team of 26,000 people worldwide, we work with our customers to meet their needs in a timely manner, observing the highest levels of product performance and reliability.

For more information on the Company, including its competitive strengths, business segments and products see our annual report for the year ended December 31, 2022, and for a discussion and analysis of our financial condition and results of operations see “Business overview - Operating and Financial Review and Prospects” in this half-year report.

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Principal Risks and Uncertainties

We face certain risks associated to our business and the industry in which we operate. We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry.

Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of exploration, development and production activities of, and the corresponding capital spending by, oil and gas companies, including national oil companies, depends primarily on current and expected future prices of oil and natural gas and is sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Several factors, such as the supply and demand for oil and gas, the development and availability of new drilling technology, political and global economic conditions, and government regulations, affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products.

There is an increased attention on GHG emissions and climate change from different sectors of society. The Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the rising temperature of the planet and to strengthen the countries’ ability to deal with the effects of climate change. The EU Emissions Trading System signaled a major EU energy policy to combat global warming based on a “cap & trade” program, and the European Green Deal, launched in 2019, focuses on adopting the required policies and measures aimed at reaching zero GHG emissions in Europe by 2050. The EU taxonomy classification system, which establishes a list of environmentally sustainable economic activities, is designed to help the EU scale up sustainable investment and implement the European Green Deal. Similarly, the U.S. Inflation Reduction Act of 2022 calls for a reduction of carbon emissions by roughly 40% by 2030. Other countries are introducing or considering similar measures or regulations which would lower emissions. If there is no meaningful progress in lowering emissions in the years ahead, there is an increased likelihood of abrupt policy interventions as governments attempt to meet their environmental goals by adopting policy, legal, technology and market changes in the transition to a low-carbon global economy. We provide products and services to the oil and gas industry, which accounts, directly and indirectly for a significant portion of GHG emissions. Existing and future legislation and regulations related to GHG emissions (such as increased pricing of GHG emissions and enhanced emissions-reporting obligations) and climate change, as well as government initiatives to promote the use of alternative energy sources and substitute existing products and services with lower emissions options (with many jurisdictions implementing tax advantages and other subsidies to promote the development of renewable energy sources, or even requiring minimum thresholds for power generation from renewable sources) may significantly curtail demand for and production of fossil fuels, such as oil and natural gas. These initiatives, together with the growing social awareness regarding climate change and other environmental matters, have resulted in increased investor and consumer demand for renewable energy and additional compliance requirements for fossil energy projects, which are likely to become more stringent over time and to result in substantial increases in costs for the oil and natural gas industry, potentially leading to write-offs and early retirement of existing assets. Furthermore, ongoing technological developments in the renewable energy industry are making renewable energy increasingly competitive with fossil-fuels. If this trend continues, energy demand could shift increasingly towards more environmentally sustainable sources such as hydroelectrical, solar, wind and other renewable energies, which would, in turn, reduce demand for oil and natural gas, thus negatively affecting demand for our products and services and, ultimately, our future results of operations. In addition, adoption of new climate change legislation in the countries in which Tenaris operates could result in incremental operating costs (such as incremental compliance costs and increased insurance premiums) and unexpected capital expenditures and, eventually, affect our competitiveness and reduce our market share. In addition, shifts in customer preferences and failure to respond to shareholders’ demand for climate-related measures and environmental standards could harm our reputation, adversely affect the ability or willingness of our customers or suppliers to do business with us, negatively impact workforce management and planning, erode stakeholder support and restrict or reduce access to financial resources.

Our business has been, and in the future could be, affected by severe weather in areas where we operate, which could materially affect our operations and financial results. Extreme weather conditions and natural disasters such as hurricanes, flooding or coastal storm surges have in the past resulted in, and may in the future result in, the shutdown of our facilities, evacuation of our employees or activity disruptions at our client’s well-sites or in our supply chain. For example, the severe freeze in the United States and Mexico in early 2021 caused gas and power shortages in Texas, resulting in additional costs and production disruptions and losses. Additionally, chronic climate changes, such as changes in precipitation patterns and, rising of average temperatures and sea levels may result in increased operating or capital costs due to supply shortages or damage to facilities, increased insurance premiums or reduced availability of insurance, decreases in revenue derived from lower sales, lower production capacity or negative impacts on workforce and write-offs and/or early retirement of assets, all of which could adversely affect our financial condition, results of operations and cash flows.

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We are subject to a wide range of local, state, provincial and national laws, local and international regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. Additionally, international environmental requirements vary. Environmental laws and regulations may, in some cases, impose strict liability rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. These laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts made in compliance with all applicable laws at the time they were performed. Compliance with applicable requirements and the adoption of new requirements could have a material adverse effect on our consolidated financial condition, results of operations or cash flows. The costs and ultimate impact of complying with environmental laws and regulations are not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred as a result of potential violations of environmental laws could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations. In addition, our oil and gas casing, tubing and line pipe products are sold primarily for use in oil and gas drilling, gathering, transportation, processing and power generation facilities, which are subject to inherent risks, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production. Any of these hazards and risks can result in environmental liabilities, personal injury claims and property damage from the release of hydrocarbons. Defects in specialty tubing products could result in death, personal injury, property damage, environmental pollution, damage to equipment and facilities or loss of production.

Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability. In addition, there is an increased risk that unfairly-traded steel pipe imports in markets in which Tenaris produces and sells its products may affect Tenaris’s market share, deteriorate the pricing environment and hurt sales and profitability.

Because of the global nature of our operations, we export and import products from several countries and, in many jurisdictions, we supplement domestic production with imported products. We import OCTG from Argentina and Mexico to complement our significant and growing production in the United States. From time to time, local producers seek the imposition of import restrictions or the initiation of antidumping or countervailing duty proceedings. For example, in October 2021, the U.S. Department of Commerce (“DOC”) initiated antidumping duty investigations of OCTG imports from Argentina, Mexico, and Russia and countervailing duty investigations of OCTG imports from Russia and South Korea, which resulted in a determination by the International Trade Commission (“ITC”), issued in October 2022, that the imports under investigation caused injury to the U.S. OCTG industry, bringing the investigation phase to a conclusion. Although Tenaris and other parties have appealed the agencies’ determinations from the investigation to the Court of International Trade, Tenaris is required to pay antidumping duty deposits until such time the imports are reviewed by the DOC to determine whether final duties are necessary for the specific period under review. In addition, several jurisdictions have begun to impose or expand local content requirements.

If countries impose or expand local content requirements or put in place regulations limiting our ability to import certain products, our competitive position could be negatively affected. Therefore, if any of these risks materialize, we may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets, and increased competition may have a material impact on the pricing of our products and services, which could in turn adversely affect our revenues, profitability and financial condition.

Our sales may also be affected as a result of other international trade regulations. The shipment of goods and services across international borders exposes us to extensive trade laws and regulations. Our import and export activities are governed by customs laws and regulations in each of the countries where we operate. Moreover, the European Union, the United States and other countries control the import and export of certain goods and services and impose related import and export recordkeeping and reporting obligations. Those governments have also imposed economic sanctions against certain countries, persons and other entities, such as sanctions that restrict or prohibit transactions involving Iran, Syria, Venezuela and Russia or their citizens or companies. Similarly, we are subject to the U.S. anti-boycott laws. Trade laws and regulations are complex and frequently changing, and they may be enacted, amended, enforced or interpreted in a manner that could materially impact our operations.

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Profitability may also be hurt if increases in the cost of raw materials, energy and other costs and limitations or disruptions to the supply of raw materials and energy, result in higher costs of production that cannot be offset by higher selling prices or if the limited availability of such resources forces us to curtail production. Disruptions to our manufacturing processes could adversely affect our operations, customer service levels and financial results. Low levels of capacity utilization or failure to retain qualified workforce could also affect our results of operations and financial conditions. A recession in developed countries, a cooling of emerging market economies or an extended period of below-trend growth in the economies that are major consumers of steel pipe products would likely result in reduced demand of our products, adversely affecting our revenues, profitability and financial condition.

Regarding the impact of variations in product demand, we have fixed and semi-fixed costs (e.g., labor and other operating and maintenance costs) that cannot adjust rapidly in product demand for several reasons, including operational constraints and regulatory restrictions. If demand of our products falls significantly, or if we are unable to operate due to, for example, governmental measures or unavailability of workforce, these costs may adversely affect our profitability and financial condition. In addition, if demand continues on high levels, we may not be able to retain qualified workforce or hire additional employees soon enough. Moreover, certain consequences of climate change, such as shifts in customer preferences, stigmatization of our industry or failure to respond to shareholders’ demand for climate-related measures could negatively impact workforce management and planning, adversely affecting employee attraction and retention.

Any adverse economic, political or social developments in the countries in which we operate may negatively affect our revenues, profitability and financial condition. We have significant operations in various countries, including Argentina, Brazil, Canada, China, Colombia, Indonesia, Italy, Mexico, Nigeria, Romania, Saudi Arabia and the United States, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, our business and operations have been, and in the future could be, affected from time to time to varying degrees by political, economic, social and public health developments and changes in laws and regulations. These developments and changes may include, among others, nationalization, expropriation or forced divestiture of assets; restrictions on production, imports and exports, antidumping or countervailing duties, travel, transportation or trade bans; interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions, inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; war or other armed conflicts (including the recent Ukraine-Russia armed conflict and regional conflicts in the Middle East and Africa); civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes (including retroactive) in the interpretation, application or enforcement of tax laws and other claims or challenges; cancellation of contract or property rights; and delays or denials of governmental approvals.

The Russia-Ukraine armed conflict may adversely affect our operations. On February 24, 2022, Russia launched a military attack on Ukraine. In response, several jurisdictions, including the United States, the European Union and the United Kingdom, imposed a wave of sanctions against certain Russian institutions, companies and citizens. The Russian Government has retaliated by ordering several economic counter measures, including restrictions on residents transferring foreign currency abroad. Russia is a major supplier of oil and gas in Europe and worldwide, and Russia and Ukraine are both major global suppliers of internationally traded steelmaking raw materials and semi-finished steel products. As a result of the armed conflict and related sanctions, energy and commodity prices have spiked upwards and foreign trade transactions involving Russian and Ukrainian counterparties have been severely affected. Although it is hard to predict how energy and commodity prices will behave as the conflict continues, higher prices and possible shortages of energy and raw materials used in our steelmaking operations (including natural gas and electric energy, particularly in Europe, steel scrap, pig iron, direct reduced irons, hot briquetted iron, ferroalloys, steel bars, coils and plates) would result in higher production costs and potential plant stoppages, affecting our profitability and results of operations. As a result of the economic sanctions imposed on Russia, we or our contractors (including shipping companies) may not be able to continue purchasing products from, or making payments to, Ukrainian or Russian suppliers or counterparties; and we may not be able to promptly procure such raw materials from other suppliers, or we may be required to purchase raw materials at increased prices.

In addition, we have suspended any sales to Russian customers or purchases from Russian suppliers that would breach applicable sanctions, and we are exploring alternatives with respect to potential relocation or closure of our representative office in Moscow, which is currently not operative. Furthermore, in March 2022, we recorded an impairment in the amount of approximately $14.9 million, fully impairing our investment in our joint venture in Russia with Severstal.

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We plan to continue implementing our business strategy of consolidating our position as a leading global supplier of integrated product and service solutions to the energy and other industries and adapting to the energy transition through reducing the carbon emissions in our operations and developing and supplying products and services for low-carbon energy applications, as well as continuing to pursue strategic investment opportunities. Any of the components of our overall business strategy could cost more than anticipated (including as a result of increasing regulatory requirements aimed at transitioning to a lower-carbon economy), may not be successfully implemented or could be delayed or abandoned. Even if we successfully implement our business strategy, it may not yield the expected results, or decisions by our joint venture partners may frustrate our initiatives. In addition, one element of our business strategy is to identify and pursue growth-enhancing strategic opportunities by making significant capital investments and acquiring interests in, or businesses of, various companies. We must necessarily base any assessment of potential acquisitions, joint ventures and capital investments, on assumptions with respect to timing, profitability, market and customer behavior, and other matters that may subsequently prove to be incorrect. Our past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability. Moreover, as part of future acquisitions, we may acquire assets that are unrelated to our business, and we may not be able to integrate these assets or sell them under favorable terms and conditions.

We are subject to tax laws in numerous foreign jurisdictions where we operate. The integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including disputes regarding transfer pricing. Most of the jurisdictions where we operate have double tax treaties with foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our results. However, mechanisms developed to resolve such conflicting claims are largely untried and can be expected to be very lengthy. In recent years, tax authorities around the world have increased their scrutiny of company tax filings and have become more rigid in exercising any discretion they may have. Our interpretation and application of the tax laws could differ from that of the relevant governmental taxing authority, which could result in the payment of additional taxes, penalties or interest, negatively affecting our profitability and financial condition. Significant uncertainties remain in relation to the potential adoption of new regulations that may result from evolving initiatives like those launched by the Organization for Economic Co-operation and Development (“OECD”) and the EU regarding international taxation that could negatively impact our financial condition, results of operations and cash flows.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions. At June 30, 2023 we had $1,085.1 million in goodwill corresponding mainly to the acquisition of Hydril Company in 2007.

As a global company, a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional and presentation currency. As a result, we are exposed to foreign exchange rate risk, which could adversely affect our financial position and results of operations. For more information on foreign exchange rate risk and restrictions, and in particular for the current situation in Argentina, see note 19 “Foreign exchange control measures in Argentina” to our unaudited consolidated condensed interim financial statements included in this half-year report.

We operate and conduct business globally, including in certain countries known to experience high levels of corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees, representatives, associates, affiliates, or other persons may take actions that violate applicable laws and regulations that generally prohibit offering or making of improper payments to any individual, including to government officials, for the purpose of obtaining a benefit or undue advantage or keeping business, as stated by the U.S. Foreign Corrupt Practices Act (“FCPA”). Investigations by government authorities may occupy considerable management time and attention, weaken company compliance culture and result in significant expenditures, fines, penalties or other sanctions, as well as private lawsuits.

In addition, limitations on our ability to protect our intellectual property rights, including our trade secrets, could cause a loss in revenue and any competitive advantage we hold.

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Cyberattacks could have a material adverse impact on our business and results of operations. We rely heavily on information systems to conduct our operations and digital technologies have an increasingly significant role across our business. Although we devote significant resources to protect our systems and data and we continually monitor external developments and available information on threats and security incidents, we have experienced and will continue to experience varying degrees of cyber incidents in the normal conduct of our business, which may occasionally include sophisticated cybersecurity threats such as unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing, spoofing and/or cyberattacks. These threats often arise from numerous sources, not all of which are within our control, such as fraud or malice from third parties, including fraud involving business email compromises, failures of computer servers or other accidental technological failures, electrical or telecommunication outages or other damage to our property or assets. Cybersecurity threats represent one of the most significant risks for most businesses. Cyberattack attempts continued to increase throughout 2022 in the post-pandemic context, primarily due to widespread adoption of remote work practices among our employees, customers and suppliers and the increasing digitalization of work. Given the rapidly evolving nature of cyber threats, there can be no assurance that the systems we have designed to prevent or limit the effects of cyber incidents or attacks will be adequate, and such incidents or attacks could have a material adverse impact on our systems. While we attempt to mitigate these risks, we remain vulnerable to additional known or unknown threats, including theft, misplacement or loss of data, programming errors, employee errors and/or dishonest behavior that could potentially lead to the compromising of sensitive information, improper use of our systems or networks, as well as unauthorized access, use, disclosure, modification or destruction of such information, systems and/or networks. If our systems for protecting against cybersecurity risks are circumvented or breached, this could also result in disruptions to our business operations (including but not limited to, defective products, production downtimes or loss of productivity), access to our financial reporting systems, the loss of access to critical data or systems, misuse or corruption of critical data and proprietary information (including our intellectual property and customer data), as well as damage to our reputation with our customers and the market, failure to meet customer requirements, customer dissatisfaction and/or regulatory fines and penalties (including for inadequate protection of personal data and/or failure to notify the competent authorities for such breach), damages and harm to the environment and people, or other financial costs and losses. In addition, given that cybersecurity threats continue to evolve, we will be required to devote additional resources in the future to enhance our protective measures or to investigate and/or remediate any cybersecurity vulnerabilities. Moreover, any investigation of a cyberattack would take time before completion, during which we would not necessarily know the extent of the actual or potential harm or how best to remediate it, and certain errors or actions could be repeated or compounded before duly discovered and remediated (all or any of which could further increase the costs and consequences arising out of such cyberattack). In addition, failure to adequately and timely monitor our hardware and software systems and applications to prevent or manage technology obsolescence risks may result in increased costs, increased operational risk of service failure, loss of technology competitiveness and reputational risk.

As a holding company, our ability to pay cash dividends and make other payments to us depends on the results of operations and financial condition of our subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

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Outstanding Legal Proceedings

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in the unaudited consolidated condensed interim financial statements included in this half-year report are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

See note 17 “Contingencies, commitments and restrictions to the distribution of profits” to our unaudited consolidated condensed interim financial statements included in this half-year report for a summary description of Tenaris’s material outstanding legal proceedings as of the date of such financial statements.

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Business Overview

Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes included in our annual report for the year ended December 31, 2022, and is based on, and should be read in conjunction with, the unaudited consolidated condensed interim financial statements for the six-month period ended June 30, 2023, included in this half-year report.

Certain information contained in this discussion and analysis and presented elsewhere in this half-year report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements” in this half-year report. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in “Principal Risks and Uncertainties”, other risk factors identified elsewhere in this half-year report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

Market Background and Outlook

In the past month, oil prices have recovered above $80 per barrel as the prospects for the US economy brighten and Saudi Arabia confirms its commitment to production cuts. North American natural gas prices, however, remain at low levels, while LNG and European natural gas prices have fallen back to more normal levels.

In the United States, the decline in oil and gas drilling activity seen in the first half should bottom out before the end of the year. This decline together with the accumulation of excess OCTG inventories, following a surge in imports in the first part of the year, is being reflected in pipe prices, which will affect our results through the rest of the year. In Canada, while drilling activity has held up so far this year, some of the operators we serve are reducing activity as they face cash flow restrictions. In Latin America, offshore drilling in Brazil and Guyana is expected to remain at a high level, but onshore drilling is being affected by political uncertainty in Colombia, Ecuador and Argentina. In the Eastern Hemisphere, activity continues to increase particularly in the Middle East and offshore.

Following record results in the first half, we expect that our sales and margins will be significantly lower in the second half. Although we expect our sales in the Middle East, led by Saudi Arabia, and to offshore projects to increase further, this will not compensate for a decline in sales in North and South America, which will reflect onshore pricing and activity declines as well as lower pipeline shipments. Our free cash flow will remain at a good level with a further reduction in working capital.

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Half-year report 2023 - Interim management report

Results of Operations

Unaudited consolidated condensed interim income statement

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Six-month period ended June 30,
	2023		2022
		%		%
Net sales	8,216,094	100.0	5,167,515	100.0
Cost of sales	(4,574,943)	(55.7)	(3,257,284)	(63.0)
Gross profit	3,641,151	44.3	1,910,231	37.0
Selling, general and administrative expenses	(1,016,083)	(12.4)	(776,662)	(15.0)
Other operating income (expense), net	4,476	0.1	13,530	0.3
Operating income	2,629,544	32.0	1,147,099	22.2
Finance Income	93,753	1.1	15,266	0.3
Finance Cost	(67,924)	(0.8)	(7,962)	(0.2)
Other financial results, net	34,551	0.4	(19,879)	(0.4)
Income before equity in earnings of non-consolidated companies and income tax	2,689,924	32.7	1,134,524	22.0
Equity in earnings of non-consolidated companies	148,927	1.8	190,706	3.7
Income before income tax	2,838,851	34.6	1,325,230	25.6
Income tax	(573,604)	(7.0)	(187,771)	(3.6)
Income for the period	2,265,247	27.6	1,137,459	22.0

Attributable to:
Shareholders' equity	2,251,656	27.4	1,139,492	22.1
Non-controlling interests	13,591	0.2	(2,033)	-
	2,265,247		1,137,459

Selected consolidated financial position data

Thousands of U.S. dollars (except number of shares)	June 30,	December 31,
	2023	2022
Current assets	9,625,501	8,468,596
Property, plant and equipment, net	5,779,137	5,556,263
Other non-current assets	3,854,688	3,525,387
Total assets	19,259,326	17,550,246

Current liabilities	2,595,532	2,788,423
Non-current borrowings	50,997	46,433
Deferred tax liabilities	376,676	269,069
Other non-current liabilities	449,642	411,884
Total liabilities	3,472,847	3,515,809

Shareholders' equity	15,625,585	13,905,709
Non-controlling interests	160,894	128,728
Equity	15,786,479	14,034,437
Total liabilities and equity	19,259,326	17,550,246
Number of shares outstanding	1,180,537	1,180,537

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Half-year report 2023 - Interim management report

Six-month period ended June 30, 2023, compared to six-month period ended June 30, 2022

Summary

Our sales in the first half of 2023 increased 59% compared to the first half of 2022 as volumes of tubular products shipped increased 30% and average selling prices increased 26% while sales in the Others segment decreased 2%. Following the increase in sales, EBITDA doubled thanks to the increase in margins, as the increase in prices of tubular products more than offset a 12% increase in unit cost of sales, year on year.

Cash flow provided by operating activities amounted to $2.3 billion during the first half of 2023, net of an increase in working capital of $167 million, which reflects the recovery in activity levels. After capital expenditures of $282 million, our free cash flow amounted to $2.0 billion. Following a dividend payment of $401 million in May 2023, our net cash position amounted to $2.3 billion at the end of June 2023.

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2023		2022		Increase / Decrease
Tubes	7,892	96%	4,836	94%	63%
Others	324	4%	332	6%	(2%)
Total	8,216	100%	5,168	100%	59%

Tubes

The following table indicates for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the six-month period ended June 30,
	2023	2022	Increase / Decrease
Seamless	1,684	1,587	6%
Welded	538	125	329%
Total	2,222	1,712	30%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
Net sales	2023	2022	Increase / Decrease
- North America	4,371	2,930	49%
- South America	1,868	810	131%
- Europe	522	491	6%
- Asia Pacific, Middle East and Africa	1,131	603	87%
Total net sales	7,892	4,836	63%
Operating income	2,563	1,107	131%
Operating income (% of sales)	32.5%	22.9%

Net sales of tubular products and services increased 63% to $7,892 million in the first half of 2023, compared to $4,836 million in the first half of 2022 due to an increase of 30% in volumes and a 26% increase in average selling prices. Prices increased in all regions, while volumes increased in all regions except in Europe. Average drilling activity in the first half of 2023 increased 10% in the United States and Canada and 14% internationally compared to the first half of 2022.

Operating results from tubular products and services amounted to a gain of $2,563 million in the first half of 2023 compared to $1,107 million in the first half of 2022. The improvement in operating results was driven by the recovery in sales and margins. Following the increase in sales, operating income more than doubled thanks to the increase in margins, as the increase in prices more than offset a 12% increase in unit cost of sales, year on year.

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Half-year report 2023 - Interim management report

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2023	2022	Increase / Decrease
Net sales	324	332	(2%)
Operating income	67	40	68%
Operating income (% of sales)	20.6%	12.0%

Net sales of other products and services decreased 2% to $324 million in the first half of 2023, compared to $332 million in the first half of 2022, mainly due to lower sales of excess raw materials and pipes for civil and industrial installations in Europe, partially offset by higher sales of products and services for energy applications: oilfield services in Argentina, sucker rods and coiled tubing.

Operating results from other products and services amounted to a gain of $67 million in the first half of 2023, compared to $40 million in the first half of 2022. Results were mainly derived from our sucker rods business and our oilfield services business in Argentina.

Selling, general and administrative expenses, or SG&A, amounted to $1,016 million in the first half of 2023, representing 12.4% of sales, and $777 million in the first half of 2022, representing 15.0% of sales. SG&A expenses increased mainly due to higher selling expenses (in particular commissions and freights) associated with higher sales and higher labor costs. However, they decreased as a percentage of sales due to the better absorption of fixed and semi-fixed components of SG&A expenses on higher sales.

Financial results amounted to a gain of $60 million in the first half of 2023, compared to a loss of $13 million in the first half of 2022. Due to the increase in our financial position and in interest rates, net finance income amounted to $26 million in the first six months of 2023, compared to $7 million in the first half of 2022. The result for the first half of 2022 was also negatively impacted by the decline in the fair value of certain financial instruments obtained in an operation of settlement of trade receivables. Additionally, other financial results amounted to a gain of $35 million in the first six months of 2023 compared to a $20 million loss in the first six months of 2022, these results being mainly related to foreign exchange results.

Equity in earnings of non-consolidated companies generated a gain of $149 million in the first half of 2023, compared to a gain of $191 million in the first half of 2022. These results were mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax amounted to a charge of $574 million in the first half of 2023, compared to $188 million in the first half of 2022. The increase in income tax reflects better results at several subsidiaries following the improvement in activity.

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Half-year report 2023 - Interim management report

Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2023	2022
Net cash provided by operating activities	2,262	401
Net cash used in investing activities	(2,021)	(117)
Net cash (used in) provided by financing activities	(552)	53
(Decrease) increase in cash and cash equivalents	(311)	337

Cash and cash equivalents at the beginning of the period	1,091	318
Effect of exchange rate changes	(26)	(19)
(Decrease) increase in cash and cash equivalents	(311)	337
Cash and cash equivalents at period end (net of overdrafts)	755	636

Cash and cash equivalents at period end (net of overdrafts)	755	636
Bank overdrafts	0	1
Other current investments	1,850	560
Non-current investments	367	178
Current Borrowings	(642)	(727)
Non-current borrowings	(51)	(17)
Derivatives hedging borrowings and investments	8	6
Net cash	2,287	635

Net cash provided by operating activities during the first half of 2023 amounted to $2.3 billion (net of an increase in working capital of $167 million), compared to cash provided by operations of $401 million (net of an increase in working capital of $824 million) in the first half of 2022.

Capital expenditures amounted to $282 million in the first half of 2023, compared to $141 million in the first half of 2022. Free cash flow amounted to $2.0 billion in the first half of 2023, compared to $260 million in the first half of 2022.

After a dividend payment of $401 million in May 2023, our net cash position increased to $2.3 billion at June 30, 2023, from $0.9 billion at December 31, 2022.

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Other significant events of the period

Annual General Meeting of Shareholders

On May 3, 2023, the Company’s annual general meeting of shareholders approved all resolutions on its agenda.

Among other resolutions adopted at the meeting, shareholders acknowledged the Company’s 2022 annual report, containing the consolidated management report and the related management certifications and external auditors’ reports; and the Company’s 2022 annual sustainability report, containing the non-financial statement required by Luxembourg law. The annual general meeting also approved the consolidated financial statements as of and for the year ended December 31, 2022, and the annual accounts as at December 31, 2022.

The shareholders meeting also approved an annual dividend of $0.51 per share (or $1.02 per ADR), which represents an aggregate sum of approximately $602 million, and which includes the interim dividend of $0.17 per share (US$0.34 per ADR), or approximately $201 million, paid in November 2022. Tenaris will pay the balance of the annual dividend in the amount of $0.34 per share (or $0.68 per ADR), in U.S. dollars, on May 24, 2023, with an ex-dividend date of May 22, 2023, and record date of May 23, 2023.

The annual general meeting resolved to set the number of directors to ten and approved the re-election of Mr. Simon Ayat, Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Ms. Maria Novales-Flamarique, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Ms. Monica Tiuba and Mr. Guillermo Vogel. All board members will hold office until the meeting that will be convened to decide on the 2023 annual accounts.

The board of directors subsequently re-elected Mr. Simon Ayat, Mr. Jaime Serra Puche and Ms. Monica Tiuba as audit committee members, with Ms. Tiuba to continue to serve as the committee’s chair. All members of the audit committee qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under the Company’s articles of association.

In addition, the annual general meeting approved the compensation payable to the members of the Board of Directors for the year ending December 31, 2023, and the Compensation Report for the year ended December 31, 2022. The shareholders appointed PricewaterhouseCoopers S.C., Réviseurs d’entreprises agréé, as Tenaris’s external auditors for the fiscal year ending December 31, 2023 and Ernst & Young (EY), as Tenaris’s external auditors for the fiscal year ending December 31, 2024.

The minutes of the annual general shareholders meeting and other meeting materials are available at the Company’s website at ir.tenaris.com/corporate-governance/annual-general-meeting.

Acquisition of additional participation in Usiminas

Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) is a Brazilian producer of high-quality flat steel products used in the energy, automotive and other industries.

On March 30, 2023, Tenaris’ subsidiary, Confab, together with Tenaris’s affiliates Ternium Investments and Ternium Argentina, all of which compose the T/T Group within Usiminas control group, entered into a share purchase agreement to acquire from the NSC Group, pro rata to their current participations in the T/T Group, 68.7 million ordinary shares of Usiminas at a price of BRL10 (approximately $1.9) per ordinary share. The transaction closed on July 3, 2023 and was financed with cash on hand. Tenaris paid BRL110 million (approximately $23 million) in cash for 11 million ordinary shares, increasing its participation in the Usiminas control group to 9.8%. The T/T Group now holds an aggregate participation of 61.3% in the control group, with the NSC Group and Previdência Usiminas (Usiminas employees’ pension fund) holding 31.7% and 7%, respectively.

See notes 16 “Investments in non-consolidated companies” and 24 “Events after the reporting period” to our unaudited consolidated condensed interim financial statements included in this half-year report for further information on this transaction.

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Acquisition of additional participation in Global Pipe Company

Global Pipe Company (“GPC”) is a joint venture, established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. Until May 16, 2023, Tenaris, through its subsidiary SSPC, owned 35% of the share capital of GPC. On May 17, 2023 SSPC acquired an additional 22.3% participation in GPC, and entered into additional exposure under certain corporate guarantees issued in connection of loan agreements entered into by GPC.

For more information on this matter please see notes 16 “Investments in non-consolidated companies” and 21 “Business Combinations” to our unaudited consolidated condensed interim financial statements included in this half-year report for further information on this transaction.

Acquisition of anticorrosion coating assets

On April 21, 2023, one of the Company’s subsidiaries entered into a preliminary agreement with Isoplus Mediterranean S.r.l. to acquire all of the assets and related rights, duties, liabilities and contracts of Isoplus’ anticorrosion coating division, as a going concern, for EUR9.3 million (approximately $10 million). On July 1, 2023, the previously announced acquisition of all of the assets and related rights, duties, liabilities and contracts of Isoplus Mediterranean S.r.l.’s anticorrosion coating division was completed.

Termination of NKKTubes joint venture

NKKTubes, a company owned 51% by Tenaris and 49% by JFE Holdings Inc. (“JFE”), used to operate a seamless pipe manufacturing facility in Japan, located in the Keihin steel complex owned by JFE. On March 27, 2020, JFE informed Tenaris of its decision to permanently cease as from JFE’s fiscal year ending March 2024 the operations of its steel manufacturing facilities located at the Keihin complex; on November 2, 2021, Tenaris and JFE agreed to terminate amicably their joint venture and liquidate NKKTubes; and on November 2, 2022, Tenaris and JFE entered into a definitive wrap-up agreement.

NKKTubes was liquidated on April 28, 2023.

For more information on this matter please see notes 22 “Termination of NKK joint venture” to our unaudited consolidated condensed interim financial statements included in this half-year report for further information on this transaction.

Nationalization of Venezuelan Subsidiaries

Following the nationalization by the Venezuelan government of the Company’s interests in its majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”) and in Complejo Siderúrgico de Guayana, C.A (“Comsigua”), the Company and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”) initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations and obtained favorable awards, which are final and not subject to further appeals. Both the Matesi and Tavsa judgments, however, may not be enforced in the U.S. to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control currently in effect.

On January 25, 2023, Tenaris and Talta entered into an awards purchase agreement with an unaffiliated purchaser pursuant to which Tenaris and Talta agreed to sell all of their rights, title and interests in the above-referenced claims, awards and judgements, including all post-award or post-judgement interest accruing on the awards and judgements, for a purchase price of $81 million, plus a non-refundable signing payment of $1 million as reimbursement of expenses. The transfer of the awards and judgements is subject to the Office of Foreign Assets Control (“OFAC”) approval, and according to the agreement must be obtained by February 25, 2024. The uncertainty associated with the OFAC approval is factored into the fair value determination of the related receivable.

For more information on this matter please see note 23 “Nationalization of Venezuelan Subsidiaries” to our unaudited consolidated condensed interim financial statements included in this half-year report for further information on this transaction.

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Half-year report 2023 - Interim management report

Related Party Transactions

Tenaris is a party to several related party transactions which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin S.A., the controlling shareholder of Tenaris, (“San Faustin”), or in which San Faustin holds significant interests. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of the Company’s articles of association and Luxembourg law. For further detail on Tenaris’s related party transactions, see note 20 “Related party transactions” to our unaudited consolidated condensed interim financial statements included in this half-year report.

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Half-year report 2023 - Interim management report

MANAGEMENT CERTIFICATION

We confirm, to the best of our knowledge, that:

1.	the unaudited consolidated condensed interim financial statements prepared in conformity with International Financial Reporting Standards included in this half year report give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole; and

2.	the interim management report included in this half year report includes a fair review of the important events that have occurred during the six-month period ended June 30, 2023, and their impact on the unaudited consolidated condensed interim financial statements for such period, material related party transactions and a description of the principal risks and uncertainties they face.

Chief Executive Officer

Paolo Rocca

August 2, 2023

Chief Financial Officer

Alicia Móndolo

August 2, 2023

19

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month period ended June 30, 2023

TENARIS S.A.
26, Boulevard Royal - 4th Floor
L-2449 - Luxembourg
R.C.S. Luxembourg: B 85203

Tenaris

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

		Three-month period ended June 30,		Six-month period ended June 30,
		2023	2022	2023	2022
	Notes	(Unaudited)		(Unaudited)
Net sales	3	4,074,913	2,800,474	8,216,094	5,167,515
Cost of sales	4	(2,267,164)	(1,735,342)	(4,574,943)	(3,257,284)
Gross profit		1,807,749	1,065,132	3,641,151	1,910,231
Selling, general and administrative expenses	5	(528,736)	(411,740)	(1,016,083)	(776,662)
Other operating income (expense), net	6	(823)	9,453	4,476	13,530
Operating income		1,278,190	662,845	2,629,544	1,147,099
Finance Income	7	45,866	6,441	93,753	15,266
Finance Cost	7	(36,379)	(6,127)	(67,924)	(7,962)
Other financial results, net	7	30,074	(11,771)	34,551	(19,879)
Income before equity in earnings of non-consolidated companies and income tax		1,317,751	651,388	2,689,924	1,134,524
Equity in earnings of non-consolidated companies (*)	8	95,921	103,102	148,927	190,706
Income before income tax		1,413,672	754,490	2,838,851	1,325,230
Income tax		(277,632)	(120,464)	(573,604)	(187,771)
Income for the period		1,136,040	634,026	2,265,247	1,137,459

Attributable to:
Shareholders' equity		1,123,029	636,718	2,251,656	1,139,492
Non-controlling interests		13,011	(2,692)	13,591	(2,033)
		1,136,040	634,026	2,265,247	1,137,459
Earnings per share attributable to shareholders' equity during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537

Basic and diluted earnings per share (U.S. dollars per share)		0.95	0.54	1.91	0.97
Basic and diluted earnings per ADS (U.S. dollars per ADS) (**)		1.90	1.08	3.81	1.93

(*) Includes approximately $16.0 million related to Global Pipe Company (“GPC”) acquisition. For more information see notes 8 and 21.

(**) Each ADS equals two shares.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2022.

21

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	Three-month period ended June 30,		Six-month period ended June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Income for the period	1,136,040	634,026	2,265,247	1,137,459
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	699	(75,098)	18,161	(47,013)
Reclassification of currency translation adjustment reserve (*)	-	(71,252)	-	(71,252)
Change in value of cash flow hedges and instruments at fair value (**)	(151,668)	4,917	(142,036)	(7,320)
From participation in non-consolidated companies:
- Currency translation adjustment	10,607	(22,380)	15,539	8,481
- Changes in the value of cash flow hedges, instruments at fair value and others	(17,526)	(519)	(18,701)	(2,095)
	(157,888)	(164,332)	(127,037)	(119,199)
Items that will not be reclassified to profit or loss:
Remeasurements of post-employment benefit obligations	(2,695)	25	(2,695)	(301)
Income tax on items that will not be reclassified	945	(139)	944	(139)
Remeasurements of post-employment benefit obligations of non-consolidated companies	(2,043)	(486)	(2,010)	(512)
	(3,793)	(600)	(3,761)	(952)
Other comprehensive (loss) for the period	(161,681)	(164,932)	(130,798)	(120,151)
Total comprehensive income for the period	974,359	469,094	2,134,449	1,017,308

Attributable to:
Shareholders' equity	961,355	472,140	2,120,719	1,019,683
Non-controlling interests	13,004	(3,046)	13,730	(2,375)
	974,359	469,094	2,134,449	1,017,308

(*) As of June 30, 2022 as result of NKKTubes’ definitive cease of operations, the currency translation adjustment reserve belonging to the shareholders has been reclassified with impact in the income statement. For more information see note 22.

(**) Mainly related to change in the fair value of U.S. dollar-denominated Argentine bonds. For more information see note 19.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2022.

22

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

		At June 30, 2023		At December 31, 2022
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	10	5,779,137		5,556,263
Intangible assets, net	11	1,334,036		1,332,508
Right-of-use assets, net	12	115,550		111,741
Investments in non-consolidated companies	16	1,603,609		1,540,646
Other investments NC	13	373,309		119,902
Deferred tax assets		219,704		208,870
Receivables, net		208,480	9,633,825	211,720	9,081,650
Current assets
Inventories, net		3,884,364		3,986,929
Receivables and prepayments, net		195,711		183,811
Current tax assets		321,152		243,136
Trade receivables, net		2,597,353		2,493,940
Derivative financial instruments CA	14	21,638		30,805
Other investments C	13	1,849,978		438,448
Cash and cash equivalents	13	755,305	9,625,501	1,091,527	8,468,596
Total assets			19,259,326		17,550,246
EQUITY
Shareholders' equity			15,625,585		13,905,709
Non-controlling interests			160,894		128,728
Total equity			15,786,479		14,034,437
LIABILITIES
Non-current liabilities
Borrowings		50,997		46,433
Lease liabilities	12	88,313		83,616
Deferred tax liabilities		376,676		269,069
Other liabilities		253,021		230,142
Provisions		108,308	877,315	98,126	727,386
Current liabilities
Borrowings		642,294		682,329
Lease liabilities	12	29,725		28,561
Derivative financial instruments CL	14	6,702		7,127
Current tax liabilities		382,147		376,240
Other liabilities		372,976		260,614
Provisions		40,936		11,185
Customer advances		100,596		242,910
Trade payables		1,020,156	2,595,532	1,179,457	2,788,423
Total liabilities			3,472,847		3,515,809
Total equity and liabilities			19,259,326		17,550,246

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2022.

23

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

	Shareholders' equity
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2022	1,180,537	118,054	609,733	(1,138,681)	(325,572)	13,461,638	13,905,709	128,728	14,034,437
Income for the period	-	-	-	-	-	2,251,656	2,251,656	13,591	2,265,247
Currency translation adjustment	-	-	-	18,022	-	-	18,022	139	18,161
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	(555)	(1,196)	(1,751)	-	(1,751)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes (4)	-	-	-	-	(142,036)	-	(142,036)	-	(142,036)
From other comprehensive income of non-consolidated companies	-	-	-	15,539	(20,711)	-	(5,172)	-	(5,172)
Other comprehensive (loss) income for the period	-	-	-	33,561	(163,302)	(1,196)	(130,937)	139	(130,798)
Total comprehensive income (loss) for the period	-	-	-	33,561	(163,302)	2,250,460	2,120,719	13,730	2,134,449
Acquisition and other changes in non-controlling interests (5)	-	-	-	-	-	540	540	35,873	36,413
Dividends paid	-	-	-	-	-	(401,383)	(401,383)	(17,437)	(418,820)
Balance at June 30, 2023	1,180,537	118,054	609,733	(1,105,120)	(488,874)	15,311,255	15,625,585	160,894	15,786,479

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2023 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves includes mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 17.

(4) Mainly related to change in the fair value of U.S. dollar-denominated Argentine bonds. For more information see note 19.

(5) Mainly related to GPC acquisition. For more information see note 21.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2022.

24

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Shareholders' equity
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2021	1,180,537	118,054	609,733	(1,051,133)	(336,200)	11,439,587	11,960,578	145,124	12,105,702
Income (loss) for the period	-	-	-	-	-	1,139,492	1,139,492	(2,033)	1,137,459
Currency translation adjustment	-	-	-	(46,688)	-	-	(46,688)	(325)	(47,013)
Reclassification of currency translation adjustment reserve (4)	-	-	-	(71,252)	-	-	(71,252)	-	(71,252)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	(470)	-	(470)	30	(440)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(7,273)	-	(7,273)	(47)	(7,320)
From other comprehensive income of non-consolidated companies	-	-	-	8,481	(2,607)	-	5,874	-	5,874
Other comprehensive (loss) for the period	-	-	-	(109,459)	(10,350)	-	(119,809)	(342)	(120,151)
Total comprehensive income (loss) for the period	-	-	-	(109,459)	(10,350)	1,139,492	1,019,683	(2,375)	1,017,308
Acquisition and other changes in non-controlling interests	-	-	-	-	-	-	-	1,622	1,622
Dividends paid	-	-	-	-	-	(330,584)	(330,584)	-	(330,584)
Balance at June 30, 2022	1,180,537	118,054	609,733	(1,160,592)	(346,550)	12,248,495	12,649,677	144,371	12,794,048

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2022 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves includes mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 17.

(4) Related to NKKTubes’ cease of operations. For more information see note 22.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2022.

25

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

		Six-month period ended June 30,
	Notes	2023	2022
		(Unaudited)
Cash flows from operating activities
Income for the period		2,265,247	1,137,459
Adjustments for:
Depreciation and amortization	10, 11 & 12	256,034	286,100
Income tax accruals less payments		57,174	45,951
Equity in earnings of non-consolidated companies	8	(148,927)	(190,706)
Interest accruals less payments, net		(21,940)	(1,611)
Changes in provisions		39,933	10,479
Reclassification of currency translation adjustment reserve (*)	6 & 22	-	(71,252)
Changes in working capital (**)		(166,762)	(823,824)
Others, including currency translation adjustment		(18,355)	8,552
Net cash provided by operating activities		2,262,404	401,148

Cash flows from investing activities
Capital expenditures	10 & 11	(282,249)	(141,343)
Changes in advance to suppliers of property, plant and equipment		2,244	(19,855)
Acquisition of subsidiaries, net of cash acquired (***)	21	(4,108)	(4,082)
Loan to non-consolidated companies		(1,235)	-
Proceeds from disposal of property, plant and equipment and intangible assets		8,375	45,996
Dividends received from non-consolidated companies	16	43,513	45,488
Changes in investments in securities		(1,787,629)	(43,571)
Net cash used in investing activities		(2,021,089)	(117,367)

Cash flows from financing activities
Dividends paid	9	(401,383)	(330,584)
Dividends paid to non-controlling interest in subsidiaries		(17,437)	-
Changes in non-controlling interests		1,739	1,622
Payments of lease liabilities		(23,769)	(28,405)
Proceeds from borrowings		1,032,038	851,736
Repayments of borrowings		(1,143,087)	(441,176)
Net cash (used in) provided by financing activities		(551,899)	53,193

(Decrease) increase in cash and cash equivalents		(310,584)	336,974

Movement in cash and cash equivalents
At the beginning of the period		1,091,433	318,067
Effect of exchange rate changes		(25,578)	(19,113)
(Decrease) increase in cash and cash equivalents		(310,584)	336,974
At June 30,		755,271	635,928

		At June 30,
Cash and cash equivalents		2023	2022
Cash and bank deposits		755,305	636,571
Bank overdrafts		(34)	(643)
		755,271	635,928

(*) Related to NKKTubes’ cease of operations. For more information see note 22.

(**) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar for an amount of $9.1 million for the six-month period ended June 30, 2023 and $(16.7) million for the six-month period ended June 30, 2022.

(***) For the six-month period ended June 30, 2023, related to GPC acquisition. For more information see note 21.

For the six-month period ended June 2022, related to Parques Eólicos de la Buena Ventura S.A. acquisition.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2022.

26

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Other operating income (expense), net
7	Financial results
8	Equity in earnings of non-consolidated companies
9	Dividend distribution
10	Property, plant and equipment, net
11	Intangible assets, net
12	Right-of-use assets, net and lease liabilities
13	Cash and cash equivalents and other investments
14	Derivative financial instruments
15	Category of financial instruments and classification within the fair value hierarchy
16	Investments in non-consolidated companies
17	Contingencies, commitments and restrictions to the distribution of profits
18	Cancellation of title deed in Saudi Steel Pipe Company
19	Foreign exchange control measures in Argentina
20	Related party transactions
21	Business Combinations
22	Termination of NKKTubes joint venture
23	Nationalization of Venezuelan Subsidiaries
24	Events after the reporting period

27

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in note 32 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2022.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange, and its American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on August 2, 2023.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2022. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and in conformity with IFRS as adopted by the EU.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main areas involving significant estimates or judgments are impairment of goodwill and long-lived assets, impairment in investments in associates; income taxes; obsolescence of inventory; contingencies; allowance for trade receivables; post-employment and other long-term benefits; business combinations; useful lives of property, plant and equipment and other long-lived assets; fair value estimation of certain financial instruments and property title ownership restriction. During the period there were no material changes in the significant accounting estimates and judgements.

Tenaris carefully assesses the potential impact of climate change and energy transition on its business and on the risks to its markets and its tangible and intangible assets and adapts its business strategy accordingly. These events did not impact materially management judgments and estimates used in the preparation of these Consolidated Condensed Interim Financial Statements. For further information, see note 37 to our audited Consolidated Financial Statements for the year ended December 31, 2022.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is their respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results, net.

Starting January 1, 2023, the Company changed the functional currency of its Brazilian subsidiaries, from the Brazilian Real to the U.S. dollar.

This decision was the result of a significant increase of its Brazilian Subsidiaries’ participation in the OCTG and line pipe international markets, a trend which started in recent years and has been strengthened in 2022, an increased level of integration of the Brazilian operations within Tenaris’s international commercial and supply chain system, as well as the fact that the main purchase and long term sales agreement contracts with major international and local oil companies are either entered into or indexed to the U.S. dollar. Local steel prices in Brazil are also affected by the fluctuation of the U.S. dollar against the Brazilian Real.

28

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2022.

None of the accounting pronouncements applicable after December 31, 2022, and as of the date of these Consolidated Condensed Interim Financial Statements had a material effect on the Company’s financial condition or result of its operations.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

3	Segment information

Reportable operating segment

(All amounts in millions of U.S. dollars)

Six-month period ended June 30, 2023 - (Unaudited)	Tubes	Other	Total
Management view - operating income	2,558	68	2,626
Difference in cost of sales			6
Differences in selling, general and administrative expenses			(3)
IFRS - operating income			2,630
Financial income (expense), net			60
Income before equity in earnings of non-consolidated companies and income tax			2,690
Equity in earnings of non-consolidated companies			149
Income before income tax			2,839

Net Sales	7,892	324	8,216
Depreciation and amortization	246	10	256

Six-month period ended June 30, 2022 - (Unaudited)	Tubes	Other	Total
Management view - operating income	865	32	897
Difference in cost of sales			181
Differences in depreciation and amortization			1
Differences in selling, general and administrative expenses			(4)
Differences in other operating income (expenses), net and others			72
IFRS - operating income			1,147
Financial income (expense), net			(13)
Income before equity in earnings of non-consolidated companies and income tax			1,134
Equity in earnings of non-consolidated companies			191
Income before income tax			1,325

Net Sales	4,836	332	5,168
Depreciation and amortization	275	11	286

In the six-month period ended June 30, 2023 and 2022, transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $83.0 million and $30.1 million respectively.

There are no material differences between the IFRS and management views in total revenues.

The differences between operating income under the IFRS and management views are mainly related to the cost of goods sold and other minor timing differences. Additionally, the six-month period ended June 30, 2022, operating income under the IFRS view includes the effect of the reclassification of the currency translation adjustment reserve related to NKK Tubes’ definitive cease of operations, not impacting the management view. For more information see note II.C “Segment information” in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2022.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investments in non-consolidated companies.

29

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Geographical information

	North America	South America	Europe	Asia Pacific, Middle East and Africa (*)	Total
Six-month period ended June 30, 2023 - (Unaudited)
Net sales	4,442,908	2,033,186	587,663	1,152,337	8,216,094
Capital expenditures	83,725	132,223	46,347	19,954	282,249
Depreciation and amortization	143,199	53,141	36,199	23,495	256,034

Six-month period ended June 30, 2022 - (Unaudited)
Net sales	2,978,222	992,948	565,479	630,866	5,167,515
Capital expenditures	60,842	44,986	23,299	12,216	141,343
Depreciation and amortization	163,246	55,516	37,744	29,594	286,100

(*) Starting on January 1, 2023, Asia Pacific, Middle East and Africa segments were merged in a single geographical segment.

Allocation of net sales to geographical information is based on the final destination of the products sold. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). The principal countries from which the Company derives its revenues are USA, Argentina, Mexico, Canada, Colombia, Italy and Brazil.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. In the six-month period ended June 30, 2023 and 2022, revenues related to governmental institutions represented approximately 26% and 21% respectively.

Tubes segment revenues by market:

(All amounts in millions of U.S. dollars)

	Six-month period ended June 30,
Revenues Tubes	2023	2022
	(Unaudited)
Oil & Gas	6,962	4,075
Oil & Gas processing plants	441	356
Industrial, Power and Others	489	405
Total	7,892	4,836

4	Cost of sales

	Six-month period ended June 30,
	2023	2022
	(Unaudited)
Inventories at the beginning of the period	3,986,929	2,672,593
Increase in inventories due to business combinations (*)	50,329	-
Plus: Charges of the period
Raw materials, energy, consumables and other	2,814,218	2,778,840
Services and fees	221,133	150,652
Labor cost	689,318	549,319
Depreciation of property, plant and equipment	199,826	216,658
Amortization of intangible assets	5,918	5,043
Depreciation of right-of-use assets	14,534	17,586
Maintenance expenses	198,502	124,309
Allowance for obsolescence	(4,780)	(3,265)
Taxes	167,236	39,384
Other	116,144	76,304
	4,472,378	3,954,830
Less: Inventories at the end of the period	(3,884,364)	(3,370,139)
	4,574,943	3,257,284

(*) Related to GPC acquisition. For more information see note 21.

30

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

5	Selling, general and administrative expenses

	Six-month period ended June 30,
	2023	2022
	(Unaudited)
Services and fees	82,713	70,279
Labor cost	313,367	255,160
Depreciation of property, plant and equipment	10,265	10,657
Amortization of intangible assets	15,987	28,313
Depreciation of right-of-use assets	9,504	7,843
Freights and other selling expenses	391,682	307,821
Provisions for contingencies	37,620	8,450
Allowances for doubtful accounts	3,456	(744)
Taxes	96,188	50,220
Other	55,301	38,663
	1,016,083	776,662

6	Other operating income (expense), net

	Six-month period ended June 30,
	2023	2022
	(Unaudited)
Other operating income
Net income from other sales	7,040	24,838
Net rents	2,580	2,820
Reclassification of currency translation adjustment reserve	-	71,252
Other income	2,736	-
	12,356	98,910
Other operating expenses
Contributions to welfare projects and non-profits organizations	(7,604)	(6,698)
Allowance for doubtful receivables	(276)	(290)
Securities Exchange Commission investigation settlement	-	(78,100)
Other expense	-	(292)
	(7,880)	(85,380)
Total	4,476	13,530

Reclassification of currency translation adjustment reserve: As of June 30, 2022 as result of NKKTubes’ definitive cease of operations, the currency translation adjustment reserve belonging to the shareholders was reclassified to the income statement. For more information see note 22.

Securities Exchange Commission investigation settlement: For more information see note 17 “Contingencies, commitments and restrictions to the distribution of profits - Contingencies - Petrobras-related proceedings and claims”.

7	Financial results

	Six-month period ended June 30,
	2023	2022
	(Unaudited)
Interest Income	89,430	25,730
Net result on changes in FV of financial assets at FVTPL	4,323	(10,464)
Finance Income	93,753	15,266
Finance Cost	(67,924)	(7,962)
Net foreign exchange transactions results	40,655	4,693
Net foreign exchange derivatives contracts results	(5,948)	(24,441)
Other	(156)	(131)
Other Financial results, net	34,551	(19,879)
Net Financial results	60,380	(12,575)

31

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Finance Income: For the six-month period ended June 30, 2023 and 2022 includes $4.3 and $12.8 million of interest related to instruments carried at FVTPL, respectively.

For the six-month period ended June 30, 2022 also includes a realized loss of $10.5 million related to the change in FV of certain financial instruments obtained in an operation of settlement of trade receivables.

Net foreign exchange derivatives contracts results: For the six-month period ended June 30, 2023 mainly losses on derivatives covering trade, social and fiscal receivables in Brazilian real offset by gains on derivatives covering trade receivables in Chinese yuan and derivatives covering social and fiscal payables in Colombian peso.

For the six-month period ended June 30, 2022 includes mainly losses on derivatives covering net receivables in Brazilian real and Mexican peso, together with losses on derivatives covering net liabilities in Euro and Japanese yen.

8	Equity in earnings of non-consolidated companies

	Six-month period ended June 30,
	2023	2022
	(Unaudited)
From non-consolidated companies	132,936	205,630
Remeasurement of previously held interest	4,505	-
Bargain purchase gain	11,486	-
Impairment loss on non-consolidated companies	-	(14,924)
	148,927	190,706

Remeasurement of previously held interest and Bargain purchase gain: Related to GPC acquisition, for more information see note 21.

Impairment loss on non-consolidated companies: Related to the joint venture with PAO Severstal (“Severstal”).

9	Dividend distribution

On May 3, 2023, the Company’s Shareholders approved an annual dividend in the amount of $0.51 per share ($1.02 per ADS). The amount approved included the interim dividend previously paid in November 23, 2022 in the amount of $0.17 per share ($0.34 per ADS). The balance, amounting to $0.34 per share ($0.68 per ADS), was paid on May 24, 2023, for an amount of approximately $401 million. In the aggregate, the interim dividend paid in November 2022 and the balance paid in May 2023 amounted to approximately $602 million.

On May 3, 2022, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid in November 24, 2021 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 25, 2022, for an amount of approximately $331 million. In the aggregate, the interim dividend paid in November 2021 and the balance paid in May 2022 amounted to approximately $484 million.

10	Property, plant and equipment, net

	2023	2022
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	5,556,263	5,824,801
Currency translation adjustment	8,359	(33,279)
Increase due to business combinations (*)	172,689	187
Additions	261,283	124,846
Disposals / Consumptions	(7,017)	(27,659)
Transfers / Reclassifications	(2,349)	1,163
Depreciation charge	(210,091)	(227,315)
At June 30,	5,779,137	5,662,744

(*) Related to GPC acquisition. For more information see note 21.

See note 18 for a description of certain restricted assets with a carrying value of $56.2 million held in Saudi Arabia by the Company’s subsidiary Saudi Steel Pipe Company (“SSPC”), in which Tenaris holds a 47.79% interest.

32

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

11	Intangible assets, net

	2023	2022
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	1,332,508	1,372,176
Currency translation adjustment	66	798
Increase due to business combinations (*)	52	4,018
Additions	20,966	16,497
Disposals / Consumptions	-	(35)
Transfers / Reclassifications	2,349	(1,163)
Amortization charge	(21,905)	(33,356)
At June 30,	1,334,036	1,358,935

(*) Related to GPC acquisition. For more information see note 21.

12	Right-of-use assets, net and lease liabilities

Right-of-use assets, net evolution

	2023	2022
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	111,741	108,738
Currency translation adjustment	103	(518)
Increase due to business combinations (*)	1,451	-
Additions	28,240	29,683
Disposals / Consumptions	(1,947)	(3,134)
Depreciation charge	(24,038)	(25,429)
At June 30,	115,550	109,340

(*) Related to GPC acquisition. For more information see note 21.

Right-of-use assets, net by underlying category

	At June 30,	At December 31,
	2023	2022
	(Unaudited)
Land and Civil Buildings	22,719	24,637
Industrial Buildings, Plant and Production Equipment	73,595	72,883
Vehicles, furniture and fixtures	17,656	13,249
Others	1,580	972
	115,550	111,741

Depreciation of right-of-use assets was mainly included in the Tubes segment.

Lease liabilities evolution

	2023	2022
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	112,177	117,285
Translation differences	1,692	(2,177)
Increase due to business combinations (*)	1,361	-
Additions	28,220	29,667
Cancellations	(2,075)	(4,326)
Repayments of lease liabilities including interests	(25,195)	(29,421)
Interest accrued	1,858	1,644
At June 30,	118,038	112,672

(*) Related to GPC acquisition. For more information see note 21.

33

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

As of June 30, 2023, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 25%, 47% and 28%, respectively.

As of June 30, 2022, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 26%, 40% and 34%, respectively.

13	Cash and cash equivalents and other investments

	At June 30,	At December 31,
	2023	2022
Cash and cash equivalents	(Unaudited)
Cash at banks	209,949	149,424
Liquidity funds	187,451	422,859
Short-term investments	357,905	519,244
	755,305	1,091,527

Other investments - current
Bonds and other fixed income	536,774	211,953
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	1,151,318	196,152
Fund investments	161,886	30,343
	1,849,978	438,448
Other investments - non-current
Bonds and other fixed income	367,105	113,574
Others	6,204	6,328
	373,309	119,902

14	Derivative financial instruments

	At June 30,	At December 31,
	2023	2022
	(Unaudited)
Derivatives hedging borrowings and investments	7,901	6,480
Other derivatives	13,737	24,325
Contracts with positive fair values	21,638	30,805

Other derivatives	6,702	7,127
Contracts with negative fair values	6,702	7,127

34

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

15	Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of June 30, 2023 and December 31, 2022.

	Carrying amount	Measurement Categories		At Fair Value
June 30, 2023 - (Unaudited)		Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	755,305	567,854	187,451	187,451	-	-
Other investments	1,849,978	1,151,318	698,660	698,660	-	-
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	1,151,318	1,151,318	-	-	-	-
U.S. Sovereign Bills	205,331	205,331	-	-	-	-
Certificates of Deposits	418,423	418,423	-	-	-	-
Commercial Papers	262,352	262,352	-	-	-	-
Other notes	265,212	265,212	-	-	-	-
Bonds and other fixed income	536,774	-	536,774	536,774	-	-
U.S. government securities	677	-	677	677	-	-
Non - U.S. government securities	3,408	-	3,408	3,408	-	-
Corporates securities	532,689	-	532,689	532,689	-	-
Mutual Fund	161,886	-	161,886	161,886	-	-
Derivative financial instruments	21,638	-	21,638	-	21,638	-
Other Investments Non-current	373,309	-	373,309	367,105	-	6,204
Bonds and other fixed income	367,105	-	367,105	367,105	-	-
Other investments	6,204	-	6,204	-	-	6,204
Trade receivables	2,597,353	2,597,353	-	-	-	-
Receivables C and NC (*)	404,191	97,258	48,659	-	-	48,659
Other receivables	145,917	97,258	48,659	-	-	48,659
Other receivables (non-financial)	258,274	-	-	-	-	-
Total		4,413,783	1,329,717	1,253,216	21,638	54,863
Liabilities
Borrowings C and NC	693,291	693,291	-	-	-	-
Trade payables	1,020,156	1,020,156	-	-	-	-
Lease Liabilities C and NC	118,038	118,038	-	-	-	-
Derivative financial instruments	6,702	-	6,702	-	6,702	-
Total		1,831,485	6,702	-	6,702	-

	Carrying amount	Measurement Categories		At Fair Value
December 31, 2022		Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,091,527	668,668	422,859	422,859	-	-
Other investments	438,448	196,152	242,296	242,296	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	196,152	196,152	-	-	-	-
Certificates of deposits	36,167	36,167	-	-	-	-
Commercial papers	19,785	19,785	-	-	-	-
Other notes	140,200	140,200	-	-	-	-
Bonds and other fixed income	211,953	-	211,953	211,953	-	-
Non-U.S. government securities	108,310	-	108,310	108,310	-	-
Corporates securities	103,643	-	103,643	103,643	-	-
Mutual Fund	30,343	-	30,343	30,343	-	-
Derivative financial instruments	30,805	-	30,805	-	30,805	-
Other Investments Non-current	119,902	-	119,902	113,574	-	6,328
Bonds and other fixed income	113,574	-	113,574	113,574	-	-
Other investments	6,328	-	6,328	-	-	6,328
Trade receivables	2,493,940	2,493,940	-	-	-	-
Receivables C and NC (*)	395,531	105,397	48,659	-	-	48,659
Other receivables	154,056	105,397	48,659	-	-	48,659
Other receivables (non-financial)	241,475	-	-	-	-	-
Total		3,464,157	864,521	778,729	30,805	54,987
Liabilities
Borrowings C and NC	728,762	728,762	-	-	-	-
Trade payables	1,179,457	1,179,457	-	-	-	-
Lease Liabilities C and NC	112,177	112,177	-	-	-	-
Derivative financial instruments	7,127	-	7,127	-	7,127	-
Total		2,020,396	7,127	-	7,127	-

(*) Includes balances related to interest in our Venezuelan companies, see note 23.

35

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

There were no transfers between levels during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. The Company values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. The Company values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances in this level include net receivables related to the Company interest in the Venezuelan Companies for a total amount of approximately $48.7 million, which reflects the best estimation of the fair value calculated using the probability of occurrence of weighted scenarios applied to the potential transaction value resulting from the awards purchase agreement mentioned in note 23.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. The Company estimates that the fair value of its main financial liabilities is approximately 99.5% of its carrying amount including interests accrued as of June 30, 2023 as compared with 99.2% as of December 31, 2022. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

16	Investments in non-consolidated companies

This note supplements and should be read in conjunction with note 13 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2022.

	Six-month period ended June 30,
	2023	2022
	(Unaudited)
At the beginning of the period	1,540,646	1,383,774
Translation differences	15,539	8,481
Equity in earnings of non-consolidated companies	132,936	205,630
Impairment loss in non-consolidated companies (*)	-	(14,924)
Dividends and distributions received (**)	(41,348)	(41,348)
Decrease due to step-acquisition (***)	(23,453)	-
Decrease in equity reserves and others	(20,711)	(2,607)
At the end of the period	1,603,609	1,539,006

(*) For the six-month period ended June 30, 2022 includes an impairment of $14.9 million related to the joint venture with Severstal.

(**) During the six-month period ended June 30, 2023 and 2022 $43.5 million and $45.5 million respectively were collected. These dividends are derived from our investments in Ternium and Usiminas.

(***) Related to GPC acquisition. For more information see note 21.

36

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

a)	Ternium

Ternium S.A. (“Ternium”) is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

As of June 30, 2023, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $39.65 per ADS, giving Tenaris’s ownership stake a market value of approximately $910.8 million. As of that date, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s Consolidated Condensed Interim Financial Statements, was approximately $1,426.9 million. The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of June 30, 2023, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

b)	Usiminas

Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) is a Brazilian producer of high-quality flat steel products used in the energy, automotive and other industries.

On March 30, 2023, the Company’s subsidiary, Confab, together with Tenaris’s affiliates Ternium Investments and Ternium Argentina, all of which compose the T/T Group within Usiminas control group, entered into a share purchase agreement to acquire from Nippon Steel Corporation, Mitsubishi and MetalOne (the “NSC Group”), pro rata to their current participations in the T/T Group, 68.7 million ordinary shares of Usiminas at a price of BRL10 per ordinary share. Pursuant to the transaction, Tenaris would pay approximately BRL110 million (approximately $23 million) in cash for 11 million ordinary shares, increasing its participation in the Usiminas control group to 9.8%. Upon the closing of this transaction, the T/T Group will hold an aggregate participation of 61.3% in the control group, with the NSC Group and Previdência Usiminas (Usiminas employees’ pension fund) holding 31.7% and 7%, respectively.

At closing, the existing Usiminas shareholders agreement will be replaced by a new shareholders agreement setting forth a new governance structure for Usiminas. The T/T Group will nominate a majority of the Usiminas board of directors, the chief executive officer and four other members of the Usiminas board of officers. Of the positions allocated to the T/T Group, Tenaris will retain the right to nominate one member of the Usiminas board of directors and one member of the Usiminas board of officers. Ordinary decisions may be approved with a 55% majority of Usiminas’ control group shares.

At any time after the second anniversary of the closing of the transaction, the T/T Group will have the right to buy the NSC Group’s remaining interest in the Usiminas control group (153.1 million ordinary shares) at the higher of BRL10 per share and the 40-trading day average price per share immediately prior to the date of exercising the option. In addition, the NSC Group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T Group the opportunity to buy them at the 40-trading day average price per share, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T Group at BRL10 per share. Confab will have the right but not the obligation to participate in each such transaction pro rata to its current participation in the T/T Group.

The Company will continue having significant influence over Usiminas and consequently will continue accounting for its investment under the equity method. This transaction was closed on July 3, 2023, for more information see note 24 “Tenaris Completes Acquisition of Additional Participation in Usiminas Control Group”.

As of June 30, 2023, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL7.29 ($1.51) and BRL7.07 ($1.47), respectively, giving Tenaris’s ownership stake a market value of approximately $57.1 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $125.3 million.

The Company reviews its participation in Usiminas whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of June 30, 2023, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

37

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

c)	Techgen

Techgen S.A. de C.V. (“Techgen”) is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of 900 MW. As of June 30, 2023, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol Internacional S.L. (a wholly-owned subsidiary of San Faustin S.A. (“San Faustin”), the controlling shareholder of both Tenaris and Ternium), beneficially owned 48% and 30% respectively. As of June 30, 2023, the carrying value of Tenaris’s ownership stake in Techgen was approximately $49.0 million.

Techgen entered into certain transportation capacity agreements and an agreement for the purchase of clean energy certificates. As of June 30, 2023, Tenaris’s exposure under these agreements amounted to $41.0 million and $17.1 million respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of June 30, 2023, the aggregate outstanding principal amount under these subordinated loans was $269.8 million, of which $59.4 million correspond to Tenaris’s contribution.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

The existing syndicated loan agreement is non-recourse on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for these type of transactions–. The commercial terms and conditions governing the purchase by the Company’s Mexican subsidiary, Tubos de Acero de México, S.A. (“Tamsa”), of 22% of the energy generated by Techgen remain substantially unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of June 30, 2023, amounted to $10.9 million.

d)	Global Pipe Company

Global Pipe Company (“GPC”) is a joint venture established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. Until May 16, 2023, Tenaris, through its subsidiary SSPC, owned 35% of the share capital of GPC.

On May 17, 2023, SSPC acquired an additional 22.3% interest in GPC reaching a participation of 57.3%. The Company consolidated GPC’s balances and results of operations as from May 17, 2023.

For more information on GPC acquisition and its accounting treatment see note 21.

38

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

17	Contingencies, commitments and restrictions to the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice the Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas

Confab, a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”) and various entities affiliated with CSN against Confab and several Ternium subsidiaries that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected it and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. On March 7, 2023, the Superior Court of Justice, by majority vote, rejected CSN’s appeal. CSN has made several submissions in connection with the Supreme Court of Justice decision, including a motion for clarification. In addition, plaintiffs may appeal against the Superior Court of Justice’s decision. At this time, the Company cannot predict whether CSN will appeal against the decision and, if appealed, the ultimate resolution on the matter.

39

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The Company continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (“CVM”) in February 2012 and December 2016, the first and second instance court decisions and the March 2023 decision of the Superior Court of Justice referred to above.

▪ Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018, Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL97.9 million (approximately $20.3 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL84.0 million (approximately $17.4 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. In June 2022, the court resolved that it lacked jurisdiction to decide on the appeal, which was re-allocated to another court. The parties are currently waiting for the trial of the appeal to be scheduled. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪	Petrobras-related proceedings and claims

Upon learning that Brazilian, Italian and Swiss authorities were investigating whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab. The Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016. The Company conducted, with the assistance of external counsel, an internal investigation and found no evidence corroborating any involvement by the Company or its directors, officers or employees in respect of improper payments. An internal investigation commissioned by Petrobras also found no evidence that Confab obtained any unfair commercial benefit or advantage from Petrobras in return for payments, including improperly obtained contracts. On June 2, 2022, the Company resolved the investigation by the SEC, and the DOJ informed that it had closed its parallel inquiry without taking action. Under the settlement with the SEC, the Company neither admits nor denies the SEC’s findings and on June 24, 2022, paid $53.1 million in disgorgement and prejudgment interest and $25 million for a civil penalty to conclude the matter.

40

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the same alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company is not a party to the proceedings. On March 22, 2022, upon completion of the evidentiary phase of the trial, the acting prosecutor requested the first-instance court in Milan in charge of the case to impose sanctions on our Chairman and Chief Executive Officer, on the other two board members, and on San Faustin. The Company’s outside counsel in Italy advised the Company that neither the case file nor the prosecutor’s request contain or identify any evidence of involvement in, or knowledge of, the alleged wrongdoing by any of the three directors. On May 26, 2022, the first-instance court dismissed the case brought by the public prosecutor against the defendants for lack of jurisdiction and stated that the criminal proceeding should not have been initiated. On October 7, 2022, the public prosecutor filed an appeal against the first-instance court’s decision. The appeal is still pending.

In June 2020, the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. These criminal proceedings are underway. Neither the Company nor Confab is a party to these criminal proceedings.

In addition, Petrobras and the Brazilian public prosecutors filed civil claims for damages against, among others, Confab and the Confab executives named in the criminal proceedings referred to above. Confab became aware of these civil claims in September 2022. As of June 30, 2023, the aggregate amount of these claims was estimated at BRL320.4 million (or approximately $66.5 million). The plaintiffs also seek that Confab be prohibited from contracting with, or receiving benefits or exemptions from, the Brazilian state for an unspecified term. Confab believes these claims do not address either the defense arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions and is vigorously contesting them. At this stage, the Company cannot predict the outcome of these civil proceedings.

▪	Putative class actions

Following the Company’s November 27, 2018, announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014, through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that the nationalization proceeds received by Ternium (in which the Company held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. On October 9, 2020, the court granted in part and denied in part the defendants’ motions to dismiss. The court partially granted and partially denied the motion to dismiss the claims against the Company and its Chairman and CEO. In addition, the court granted the motions to dismiss as to all claims against San Faustin, Techint, and Tenaris’s former CFO. On November 11, 2022, the parties filed a joint notice of settlement announcing a settlement in principle of all claims in the action, subject to finalizing the settlement agreements and court approval. The parties’ agreement in principle provides that, in exchange for dismissal of the action and customary releases from class members and with no admission of liability by Tenaris or Mr. Rocca, Tenaris will pay to the class $9.5 million (inclusive of legal fees to lead plaintiff’s counsel). On April 10, 2023, the court granted preliminary approval to the class settlement. The final settlement approval hearing is set for October 19, 2023.

▪	Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may appeal before the courts. The estimated amount of this claim is BRL59.9 million (approximately $12.4 million). At this stage, the Company cannot predict the outcome of this claim.

41

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT counterclaimed that certain Global Tubing products did infringe patents held by TCT, and Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging, among other things, that TCT and the Company had misled the patent office. On March 20, 2023, the judge granted summary judgment in favor of Global Tubing, concluding that the patents at issue are unenforceable due to inequitable conduct during the patent prosecution process. TCT appealed this judgment, and Global Tubing appealed a previous ruling of the judge. Global Tubing also filed a brief seeking to recover attorneys’ fees, without specifying the amount of those fees. Although it is not possible to predict the final outcome of this matter, the Company believes that any potential losses arising from this case will not be material.

▪	U.S. Antidumping Duty and Countervailing Duty Investigations

On October 27, 2021, the U.S. Department of Commerce (“DOC”) announced the initiation of antidumping duty investigations of oil country tubular goods (“OCTG”) from Argentina, Mexico, and Russia and countervailing duty investigations of OCTG from Russia and South Korea. The investigations were initiated on the basis of a petition by U.S. Steel Tubular Products, Inc., a small number of other U.S. domestic welded OCTG producers, and a steelworkers’ union. On November 22, 2021, the International Trade Commission (“ITC”) made a preliminary determination of injury, allowing the investigations to proceed. Subsequently, the DOC issued affirmative preliminary and final antidumping determinations with respect to imports from Argentina, Mexico and Russia, and final affirmative countervailing duty determinations with respect to imports from Russia and from some Korean exporters. On October 27, 2022, the ITC determined that the imports under investigation caused injury to the U.S. OCTG industry, bringing the investigation phase to a conclusion. Tenaris and other parties have appealed the agency determinations from the investigation to the Court of International Trade. As a result of the investigation, and unless overturned on appeal, Tenaris is required to pay antidumping duty deposits (at a rate of 78.30% for imports from Argentina and 44.93% for imports from Mexico) until such time the imports are reviewed by the DOC to determine whether final duties are necessary for the specific period under review. Tenaris has been paying such deposits since May 11, 2022, reflecting the amount of such deposits in its costs. The deposit rates may be reset periodically based on the results of the review process. It is possible that, through the periodic review process, the deposits may be either returned to Tenaris in whole or in part, or may be increased.

▪	Potential dispute with agent in the Middle East

Consistent with local practice in certain Middle East countries, Tenaris Global Services S.A. (“TGSU”), a Uruguayan subsidiary of the Company, sells materials to a local agent, and the agent then resells the materials to customers in the region. Tenaris is not a party to the contracts between the agent and each customer. In one such contract entered into in mid-2021, with pending obligations of approximately $520 million and deliveries until 2025, the agent agreed to supply Tenaris-produced casing and tubing of different sizes to the customer. Recent events (including the ongoing Russian-Ukrainian war) have led to onerous increases in prices and delays to supply the materials, and as a result the parties have been discussing a contract renegotiation, without reaching an agreement.

Tenaris believes, based on the advice of counsel, that the customer should not be entitled to make any direct claim against TGSU in the event of dispute between the customer and the agent. The customer will, however, have a direct recourse against the agent in the event of a dispute, and would be able to immediately liquidate a performance bond guarantee issued by a commercial bank on behalf of the agent up to an amount of approximately $70 million. If the customer sought legal action against the agent, whether through liquidation of the performance bond or a civil case claiming for compensation damages as a result of the agent’s default under the contract, it is expected that the agent will file a civil legal case against TGSU as main supplier of the contracted materials. In any such litigation, it is expected that the agent would claim damages, including as a result of the liquidation of the performance bond. Although Tenaris believes, based on the advice of counsel, that TGSU would have meritorious defenses in case of a dispute, at this stage the Company cannot predict whether the customer will terminate the supply agreement, liquidate the performance bond or pursue any other action against the agent, or what the outcome of any potential litigation between the agent and TGSU will be, nor is it able to estimate the amount of any associated contingency.

42

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

(ii)	Commitments and guarantees

Set forth is a description of the Tenaris’s main outstanding commitments:

▪	Certain subsidiaries of the Company entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of June 30, 2023, the aggregate amount to take or pay the committed volumes for an original 14-year term totaled approximately $33.0 million.

▪	A subsidiary of the Company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

▪	A U.S. subsidiary of the Company is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract became effective upon delivery of the first purchase order, which occurred in April 2021, and will remain in force for a 3-year term. As of June 30, 2023, the estimated aggregate contract amount calculated at current prices, is approximately $65.2 million. The contract gives the subsidiary of the Company the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

▪	In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris became the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-year term, TMK would have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In February 2022, however, the Company and TMK agreed that there shall be no minimum yearly purchase requirement for the OCTG product category for the year ended December 31, 2022, and there shall be no minimum yearly purchase requirement for TMK line pipe products under the MDA neither for the contract year ended December 31, 2022, nor for any subsequent contract year until expiration of the MDA’s term. In addition, no purchases of TMK products were made during 2023. The parties are currently discussing the termination of the MDA.

▪	Certain subsidiaries of the Company entered into agreements with Vestas Group for the supply of materials and services related to the construction of a wind farm in Argentina. As of June 30, 2023, the remaining amount related to this commitment was $21.7 million.

▪	A subsidiary of the Company entered into a contract with the supplier JFE Steel Corporation for the purchase tubular material, including 13 Chrome alloy products following the closure of NKKTubes.

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 16 (c) and (ii) issued performance guarantees mainly related to long-term commercial contracts with several customers and parent companies for approximately $3.7 billion as of June 30, 2023.

(iii)	Restrictions on the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of June 30, 2023, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

43

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

18	Cancellation of title deed in Saudi Steel Pipe Company

In early 2021, the Company learned through the Saudi Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order.

The affected land plots, with a total surface of 811,284 square meters, are located in Dammam, Saudi Arabia, and were purchased from a private entity on February 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The purchase of the land occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019. The affected plots are not part of the production facility of SSPC, have been partially used as a warehouse, and have a carrying value on Tenaris’s financial statements of $56.2 million.

As of the date hereof, neither the cancellation nor the court order have been notified to SSPC or otherwise been made public by the authorities, and the legal basis for the court order is unknown. On May 4, 2021, SSPC filed a petition with an ad-hoc newly-created special committee at the Saudi Ministry of Justice, seeking to have its title deeds reinstated. At this time, it is not possible to predict the outcome of this matter.

19	Foreign exchange control measures in Argentina

Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened significantly over time. The main currently applicable measures are described below:

  Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within five days of collection.

  Foreign currency proceeds from exports of services must be sold into the Argentine foreign exchange market and converted into Argentine pesos within five business days of collection.

  Access to the Argentine foreign exchange market to pay for imports of services rendered by related parties (including royalties) is generally subject to Argentine Central Bank approval. Similarly, since October 17, 2022, the Argentine Central Bank may clear or not the payment of import of services from non-related parties and, if cleared, may determine a payment term equal or different to that being requested. There are no rules on the conditions upon which the Argentine Central Bank may clear imports or determine alternative payment terms.

  Access to the Argentine foreign exchange market to pay for imports of goods is subject to several restrictions. For example, advance payments or at sight cannot be made, and companies cannot access the official foreign exchange market if they hold cash or investments in excess of $100 thousand. Effective October 17, 2022, the Argentine government implemented a system, known as the SIRA system, pursuant to which the Argentine government may clear or not the payment of imports and, if cleared, may determine a payment term equal or different to that being requested. There are no objective conditions upon which the Argentine government may clear the payment of imports or determine alternative payment terms under the SIRA system. Imports of capital goods and certain raw materials, including many of those used by the Company’s Argentine subsidiaries, are excluded from the SIRA system.

  Negotiations with the Argentine authorities to raise the foregoing limits and/or expand the list of exceptions to obtain access to foreign currency to pay for import of goods (including raw materials to manufacture goods in Argentina) are ongoing.

  Access to the Argentine foreign exchange market to pay debt service (principal and interest) for financial debts with related parties requires prior Argentine Central Bank approval, unless the loan proceeds are sold in the Argentine foreign exchange market and converted into Argentine pesos after October 2, 2020, and such debts carry an average life of no less than 2 years.

  Debts with foreign creditors larger than $2 million maturing on or before December 31, 2023, need to be refinanced in at least 60% of outstanding principal and for a minimum period of 2 years.

  Access to the Argentine foreign exchange market to make dividend payments requires prior Argentine Central Bank approval.

44

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

When required, Argentine Central Bank approvals are rarely, if ever, granted.

The above-described measures substantially limit the ability of Argentine companies to obtain foreign currency and make certain payments and distributions out of Argentina through the Argentine foreign exchange market. Access to foreign currency and transfers out of Argentina can be achieved, however, through securities transactions involving bonds or shares with multiple listings. Such transactions are subject to certain restrictions and limits, which change from time to time, and often result in a financial loss being generated at the time of making any such transaction.

Tenaris’s financial position in Argentine peso as of June 30, 2023, amounted to a net short exposure of approximately $157 million. As of June 30, 2023, the total equity of Argentine subsidiaries represented approximately 9% of Tenaris’s total equity and the sales performed by Argentine subsidiaries during the six-month period ended June 30, 2023 amounted approximately to 23% of Tenaris’s total sales. Assets and liabilities denominated in Argentine peso as of June 30, 2023, have been valued at the prevailing official exchange rate.

Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Condensed Interim Financial Statements should be read taking into account these circumstances.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements. During July, 2023, the Argentine Government imposed new taxes impacting certain imported goods. The impact and extent of these new taxes are still under analysis. If restrictions to access the official foreign exchange market continue to be maintained, or are further tightened, our Argentine subsidiaries could be restricted from making payment of imports for key steelmaking inputs (which would adversely affect their operations), or would need to resort to alternative, more expensive arrangements (which would adversely affect their results of operations).

During May 2023, two Argentine subsidiaries of the Company, approved the distribution of dividends in kind to their foreign shareholders paid with U.S. dollar-denominated Argentine bonds which in the Argentine market had a valuation of approximately $356 million. Considering that, as a result of the foreign exchange restrictions in force, the value of such bonds in the international market as of June 30, 2023 was approximately $202 million, the Company recorded a negative equity reserve (FVOCI) that as of June 30, 2023 amounted to approximately $154 million. Such reserve will be reclassified to financial results when Tenaris will dispose of these instruments.

20	Related party transactions

As of June 30, 2023:

▪	San Faustin S.A., a Luxembourg société anonyme, owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.07% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not “non-consolidated parties”, nor subsidiaries, are disclosed as “other related parties”.

45

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The following transactions were carried out with related parties:

		Six-month period ended June 30,
		2023	2022
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	23,294	73,223
	Sales of goods to other related parties	65,828	70,740
	Sales of services to non-consolidated parties	868	701
	Sales of services to other related parties	73,050	52,182
		163,040	196,846
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	254,132	209,199
	Purchases of goods to other related parties	25,274	21,915
	Purchases of services to non-consolidated parties	5,348	6,373
	Purchases of services to other related parties	42,423	16,749
		327,177	254,236
	(c) Financial Results
	Income from non-consolidated parties	2,844	1,551
		2,844	1,551
	(d) Dividends
	Dividends received from non-consolidated parties	41,348	41,348
	Dividends distributed to San Faustin	242,626	199,809

		At June 30,	At December 31,
		2023	2022
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services / others
	Receivables from non-consolidated parties	64,907	69,135
	Receivables from other related parties	55,395	78,370
	Payables to non-consolidated parties	(38,783)	(142,228)
	Payables to other related parties	(12,048)	(13,283)
		69,471	(8,006)
	(b) Financial debt
	Finance lease liabilities from non-consolidated parties	(1,590)	(1,650)
	Finance lease liabilities from other related parties	(429)	(483)
		(2,019)	(2,133)

In addition to the tables above, the Company issued various guarantees in favor of Techgen; for further details, see note 16 (c) and note 17 (ii). No other material guarantees were issued in favor of other related parties.

21	Business Combinations

Global Pipe Company acquisition

▪ Acquisition and price determination

On May 17, 2023, SSPC closed the acquisition of 22.3% of the shares of GPC from Erndtebruecker Eisenwerk (“EEW”), a German company that owned 35% interest in GPC, for a purchase price of $6.3 million paid in cash. SSPC already owned 35% interest in GPC, following completion of this transaction, SSPC holds 57.3% interest of GPC.

The Company consolidated GPC’s balances and results of operations as from May 17, 2023. The acquired business contributed revenues for $20.4 million with a minor contribution to Tenaris’s margin for the period starting May 17, 2023 and ending June 30, 2023. Had the transaction been consummated on January 1, 2023, then Tenaris’s unaudited pro forma net sales and net income would not have changed materially.

46

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪ Fair value of net assets acquired

The application of the purchase method requires certain estimates and assumptions, mainly concerning the determination of the fair values of the acquired property, plant and equipment as well as the liabilities assumed at the date of the acquisition, including the timing and amounts of cash flow projections, the revenue growth rates, the customer attrition rates and the discount rate. The fair values determined at the acquisition date are based mainly on discounted cash flows and other valuation techniques.

The preliminary purchase price allocation was carried out with the assistance of a third-party expert. Following IFRS 3, the Company will continue reviewing the allocation and make any necessary adjustments during the twelve months following the acquisition date.

The allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities as of acquisition date (May, 17, 2023):	$ million
Property, Plant and Equipment	173
Working capital	34
Cash and Cash Equivalents	2
Borrowings	(123)
Other assets and liabilities, net	(6)
Net assets acquired	80

Tenaris accounted for this transaction as a step-acquisition whereby Tenaris’s ownership interest in GPC held before the acquisition, which amounted to $23.5 million, was remeasured to fair value at that date. As a result, Tenaris recorded a gain of approximately $4.5 million resulting from the difference between the carrying value of its initial investments in GPC and the fair value, which was included in Equity in earnings of non-consolidated companies in the Consolidated Income Statement.

Tenaris has chosen to recognize the non-controlling interest at the proportionate share of the acquiree’s net identifiable assets.

The fair value of the net assets and liabilities acquired shown above amounted to approximately $80 million. As a result of the acquisition, Tenaris recognized an additional gain for approximately $11.5 million also included in Equity in earnings of non-consolidated companies in the Consolidated Income Statement.

Acquisition-related costs for the year ended 2022 were not material and for the six-month period ended June 30, 2023 amounted to $0.3 million and were included in general and administrative expenses.

As consequence of this acquisition SSPC additionally assumed a portion of EEW’s corporate guarantees, issued to secure the repayment of loan agreements entered into by GPC. Following the changes in the participation, the maximum exposure under these guarantees amounted to $109 million based on debt amounts as of June 30, 2023.

22	Termination of NKKTubes joint venture

NKKTubes, a company owned 51% by Tenaris and 49% by JFE Holdings Inc. (“JFE”), used to operate a seamless pipe manufacturing facility in Japan, located in the Keihin steel complex owned by JFE. On March 27, 2020, JFE informed Tenaris of its decision to permanently cease as from JFE’s fiscal year ending March 2024 the operations of its steel manufacturing facilities located at the Keihin complex; on November 2, 2021, Tenaris and JFE agreed to terminate amicably their joint venture and liquidate NKKTubes; and on November 2, 2022, Tenaris and JFE entered into a definitive wrap-up agreement. Under these agreements:

a)	NKKTubes’ manufacturing and production operations were closed by June 30, 2022;

b)	the lease agreement of the Keihin steel complex between JFE and NKKTubes was terminated as of September 30, 2022;

c)	all agreements that allowed the operation of the joint venture, and all agreements with local Japanese customers and subcontractors, were terminated;

47

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

d)	all tangible fixed assets owned by NKKTubes and placed in the Keihin steel complex were either purchased by JFE or removed and disposed of; and all intangible assets belonging to NKKTubes were allocated between the parties; and

e)	all related dissolution and liquidation costs were allocated between the parties.

NKKTubes was liquidated on April 28, 2023.

In July 2022, Tenaris and JFE entered into an agreement for the provision of tubular material, including 13 Chrome alloy products, thereby ensuring a continued supply of such products to international customers after NKKTubes’ closure. In addition, Tenaris and JFE entered into a license agreement under which JFE granted Tenaris a perpetual non-exclusive license over some JFE’s patents, for Tenaris to manufacture and sell worldwide Super 13 Chrome products.

For more information on the accounting treatment of the termination of the NKKTubes joint venture, see note 35 “Other relevant information - Agreement to terminate NKKTubes joint venture” to the Company’s audited consolidated financial statements for the year ended December 31, 2022.

23	Nationalization of Venezuelan Subsidiaries

Following the nationalization by the Venezuelan government of the Company’s interests in its majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”) and in Complejo Siderúrgico de Guayana, C.A (“Comsigua”), the Company and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”) initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations and obtained favorable awards, which are final and not subject to further appeals.

Matesi

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim and granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $173.0 million (including $0.2 million of legal fees), payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum compounded at six-monthly rests from the date of the award until payment in full. As of June 30, 2023, post-award interest calculated at the award rate amounted to approximately $158.8 million and, accordingly, the total amount owed by Venezuela under the award as of June 30, 2023, was $331.8 million.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award in the United States. On July 17, 2020, the court entered judgment recognizing the Matesi award. The judgment orders Venezuela to pay to Tenaris and Talta an amount of $256.4 million, including principal and post-award interest through the judgment date, and provides for post-judgment interest to accrue on this sum at the U.S. federal statutory rate. As of June 30, 2023, post-judgment interest calculated at the U.S. judgment rate amounted to approximately $1.2 million and, accordingly, the total amount owed by Venezuela under the U.S. judgment as of June 30, 2023, was $257.5 million.

Tavsa and Comsigua

On December 12, 2016, the tribunal issued its award upholding Tenaris’s and Talta’s claim and granted compensation in the amount of $137.0 million and ordered Venezuela to pay an additional amount of $76.0 million in pre-award interest and to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008, until the day of effective payment at a rate equivalent to LIBOR + 4% per annum. As of June 30, 2023, post-award interest calculated at the award rate amounted to approximately $96.0 million and, accordingly, the total amount owed by Venezuela under the award as of June 30, 2023, was $312.3 million.

48

Consolidated Condensed Interim Financial Statements
For the six-month period ended June 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award in the United States. On March 29, 2021, the court granted Tenaris’s and Talta’s request to recognize the Tavsa award and on August 24, 2021, the court entered judgment in favor of Tenaris and Talta and against Venezuela in the amount of $276.9 million, with post-judgment interest accruing from the date of judgment at the federal statutory post-judgment interest rate. On November 5, 2021, the court, in response to a motion by Tenaris and Talta, amended the judgment amount to $280.7 million, with post-judgment interest continuing to accrue from August 24, 2021, at the federal statutory post-judgment interest rate. As of June 30, 2023, post-judgment interest calculated at the U.S. judgment rate amounted to approximately $0.3 million and, accordingly, the total amount owed by Venezuela under the U.S. judgment as of June 30, 2023, was $281.0 million.

Both the Matesi and Tavsa judgments, however, may not be enforced in the U.S. to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control currently in effect.

Transfer of the Awards and Judgements

On January 25, 2023, Tenaris and Talta entered into an awards purchase agreement with an unaffiliated purchaser pursuant to which Tenaris and Talta agreed to sell all of their rights, title and interests in the above-referenced claims, awards and judgements, including all post-award or post-judgement interest accruing on the awards and judgements, for a purchase price of $81 million, plus a non-refundable signing payment of $1 million as reimbursement of expenses. The transfer of the awards and judgements is subject to the Office of Foreign Assets Control (“OFAC”) approval, which according to the agreement must be obtained by February 25, 2024. The uncertainty associated with the OFAC approval is factored into the fair value determination of the related receivable.

24	Events after the reporting period

Acquisition of Anticorrosion Coating Assets

On July 1, 2023, an Italian subsidiary of the Company completed the previously announced acquisition of all of the assets and related rights, duties, liabilities and contracts of Isoplus Mediterranean S.r.l.’s anticorrosion coating division for EUR9.3 million (approximately $10 million).

Tenaris Completes Acquisition of Additional Participation in Usiminas Control Group

On July 3, 2023 the Company’s Brazilian subsidiary Confab Industrial S.A., together with its affiliates Ternium Investments and Ternium Argentina, all of which compose the T/T group within the Usiminas control group, completed the previously announced acquisition of 68.7 million ordinary shares of Usiminas from the NSC Group, pro rata to their current participations in the T/T group within the Usiminas control group, at a price of BRL10 per ordinary share.

Pursuant to the transaction, Tenaris paid approximately BRL110 million (approximately $23 million) in cash for 11.0 million ordinary shares, increasing its participation in the Usiminas control group to 9.8%. The T/T Group now holds an aggregate participation of 61.3% in the control group, with the NSC Group and Previdência Usiminas (Usiminas employees’ pension fund) holding 31.7% and 7%, respectively.

The Company continues to have significant influence over Usiminas and consequently continues accounting for its investment under the equity method.

As previously announced, upon closing of the transaction, the Usiminas shareholders agreement, which governs the relationship with the T/T Group, the NSC Group and Previdência Usiminas, was amended and restated to reflect a revised governance for Usiminas.

Alicia Móndolo

Chief Financial Officer

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Half-year report 2023 - Interim management report

EXHIBIT I – ALTERNATIVE PERFORMANCE MEASURES

EBITDA, Earnings before interest, tax, depreciation and amortization

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are recurring non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charges +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charges/(reversals)

EBITDA is a non-IFRS alternative performance measure. Income from continuing operations for the six-month period ended June 30, 2023 amounted to $2,265.2 million.

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2023	2022
Income for the period	2,265,247	1,137,459
Income tax	573,604	187,771
Equity in earnings of non-consolidated companies	(148,927)	(190,706)
Financial Results	(60,380)	12,575
Depreciation and amortization	256,034	286,100
EBITDA	2,885,578	1,433,199

Net cash / (debt) position

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) +/- Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).

Net cash is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At June 30,
	2023	2022
Cash and cash equivalents	755,305	636,571
Other current investments	1,849,978	559,827
Non-current investments	367,105	177,594
Derivatives hedging borrowings and investments	7,901	5,738
Current borrowings	(642,294)	(727,497)
Non-current borrowings	(50,997)	(16,931)
Net cash / (debt)	2,286,998	635,302

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Half-year report 2023 - Interim management report

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner: Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure. Net cash provided by operating activities for the six-month period ended June 30, 2023 amounted to $2,262.4 million.

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2023	2022
Net cash provided by operating activities	2,262,404	401,148
Capital expenditures	(282,249)	(141,343)
Free Cash Flow	1,980,155	259,805

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